December 29, 2008

VIA EDGAR

Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Kirby Corporation
Form 10-K
Filed February 27, 2008
Schedule 14A filed March 7, 2008
File No. 001-07615

Dear Mr. Webb:

We are responding to your letter dated December 15, 2008 regarding the filings listed above by Kirby Corporation (the “Company”).  Our response repeats the caption and comment contained in your December 15, 2008 letter.

Form 10-K
Item 5.  Market for Registrant’s Common Equity and Related Stockholder Matters, page 22

1.	It does not appear you have included a table disclosing securities authorized for issuance under equity compensation plans. Refer to Item 201(d) of Regulation S-K.

Pursuant to General Instruction G(3) to Form 10-K, the information required by Part III of Form 10-K (including the equity compensation plan information required by Item 201(d) of Regulation S-K) is incorporated by reference to our definitive proxy statement, which contains that information on page 24.  See "Part III.  Items 10 Through 14" on page 47 of the 10-K. We interpret Item 5(a) of Form 10-K (including the reference there to Item 201 of Regulation S-K) to apply only when we have sold equity securities during the reporting period that were not registered under the Securities Act.  There were no such sales during 2007.

Exhibit 31.1 and 31.2

2.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

All future filings will not include the title of the certifying individual at the beginning of the certification.

3.
In this regard, we also note that the word “report” has been replaced with “annual report” in paragraphs two and three, and the word “registrant” has been replaced throughout with the word “Company.”  In future filings, the certification should be revised to track the language exactly as set forth in Item 601(b)(31) of Regulation S-K.

All future filings will track the language exactly as set forth in Item 601(b)(31) of Regulation S-K.

As referenced in your letter dated December 15, 2008, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.  The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has appropriately responded to your comments contained in your letter dated December 15, 2008.  Please do not hesitate to call the undersigned, Norman W. Nolen, Executive Vice President, Chief Financial Officer and Treasurer, at 713-435-1102 or Ronald A. Dragg, Vice President and Controller, at 713-435-1052 with any questions or if we may provide you with additional information.

Respectfully submitted,

Norman W. Nolen
Executive Vice President, Chief Financial Officer and Treasurer

cc:  Joseph H. Pyne, President and Chief Executive Officer of Kirby Corporation